Clinuvel Pharmaceuticals Limited

March 4, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Draft Registration Statement on Form 20-F
Submitted December 18, 2025
CIK No. 0001290877

To Whom It May Concern:

This letter is in response to the letter dated January 30, 2026 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Clinuvel Pharmaceuticals Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment No. 1 to Draft Registration Statement on Form 20-F (the “Amendment No. 1”) is being submitted confidentially to accompany this letter.

Registration Statement on Form 20-F submitted December 18, 2025

Item 3.B. Capitalization and Indebtedness, page 4

1.	Please revise your statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the registration statement. Refer to Item 3.B of Form 20-F.

Response: In response to the Staff’s comments, we respectfully advise the Staff that, according to the International Reporting and Disclosure Issues in the Division of Corporation Finance from November 1, 2004 and the Division of Corporation Finance’s Financial Reporting Manual, Section 6270, Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. As written, the age requirement for the capitalization table is also considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements.

Consistent with historical practice, the Staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. If there have been significant subsequent changes in capitalization such as debt or equity issuances, recapitalizations, or special dividends, these changes should be reflected in “as adjusted” columns or footnotes to the table.

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P159_11129

We further respectfully advise the Staff that we have included disclosure on page 4 of Amendment No. 1 to reflect that there have been no significant changes since the date of our most recent balance sheet.

We respectfully requests that we be permitted to present our capitalization table as of the same date as the most recent balance sheet required in the registration statement, consistent with the guidance above.

Item 3.D. Risk Factors, page 4

2.	Please describe the risks related to your quorum requirements and voting on a show of hands. Additionally, expand the disclosure on pages 18 and 65 to describe the distinction between poll voting and voting on a show of hands. Disclose whether proxies are counted in show of hands voting. If there are any circumstances in which proxies are not counted, please explain those circumstances and expand your risk factor discussion to describe the circumstances under which proxies will not be counted.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 18 and 65 of the Amendment No. 1 to describe the distinction between poll voting and voting on a show of hands.

3.	Based on your patent disclosures beginning on page 39, it appears that certain patents in various jurisdictions related to the method for treatment of photodermatoses will expire in 2027. As appropriate, please provide risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.

Response: In response to the Staff’s comments, we have revised our disclosure on page 11 of the Amendment No. 1 to provide risk factor disclosure discussing the material risk we face stemming from the expiration of these patents.

Item 3. Key Information

B. Capitalization and Indebtedness, page 4

4.	Please provide us with the calculation of total capitalization.

Response: In response to the Staff’s comments, we respectfully provide the calculation of total capitalization below.

Total Shares on issue as of June 30, 2025: 50,123,630
x Australian Securities Exchange (ASX) closing share price of Clinuvel in AUD$ as of June 30, 2025 = AUD$10.38
x AUD$ to USD$ exchange rate as of June 30, 2025 = $0.650335
= USD$338,358,426

We rely on one manufacturer to synthesize the API in SCENESSE®..., page 7

5.

We note that you rely on a sole contract manufacturer in China, “Manufacturer A,” to manufacture the API in SCENESSE® in Manufacturer A’s factory in China. We also note your statement on page 15 that you expect to continue relying solely on Manufacturer A in the next five years. In this regard:

●	Please revise here and throughout where appropriate to identify Manufacturer A.
●	To the extent applicable, revise your Risk Factors where appropriate to discuss the potential impact of the BIOSECURE Act, as included in the FY 2026 National Defense Authorization Act and singed into law on December 18, 2025, on your operations, or otherwise advise.

Response: In response to the Staff’s comments, we respectfully advise the Staff that Manufacturer A is not on the list of banned companies and, as a key supplier, it is commercially sensitive to publicly disclose its identification. However, we are willing to confidentially disclose the name and agreements with Manufacturer A to the Staff. In addition, we further respectfully advise the Staff that the BIOSECURE Act, as included in the FY 2026 National Defense Authorization Act and signed into law on December 18, 2025, does not apply to us since SCENESSE® is not part of the US Strategic National Stockpile or Pandemic preparedness programs, and we do not receive any grants or research funding from the US government.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 17

6.	We note your disclosure that the deposit agreement governing the ADSs representing your Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against you or the depositary arising from or relating to your Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws. Please revise this risk factor to also highlight risks to investors including the potential for increased costs to bring a claim and the possibility of less favorable outcomes.

Response: In response to the Staff’s comments, we have revised our disclosure on page 17 of the Amendment No. 1 to highlight risks to investors including the potential for increased costs to bring a claim and the possibility of less favorable outcomes.

Item 4.B. Business Overview, page 24

7.	We refer to page F-16, which indicates that nearly all of your revenues derive from product sales in Ireland and the United States, and your disclosure on page 28 that Scenesse for EPP patients accounted for approximately 90% of your sales in FY2025. Accordingly, please revise the Overview section to discuss the concentration of sales in these two jurisdictions. Also, revise your Marketing and Sales section to discuss your operations, as well as the coverage, pricing and reimbursement for Scenesse, in these two jurisdictions.

Response: In response to the Staff’s comments, we have revised our disclosure on page 24 of the Amendment No. 1 to discuss our concentration of sales in Ireland and the United States. In addition, we have revised our disclosure on page 35 of the Amendment No. 1 to discuss our operations, as well as the coverage, pricing and reimbursement for Scenesse, in Ireland and the United States.

8.	Please tell us your consideration of including a pipeline table depicting all material pharmaceutical candidate programs, the specific indications and patient populations being pursued, and the status of development for each product candidate, including separate columns of equal width for preclinical development, Phase 1, Phase 2 and Phase 3 clinical trials with arrows showing how far each program has progressed. As applicable, consider a column indicating the next material milestone for each program (e.g., submission of an IND or equivalent, timing of expected data from ongoing trials, etc.).

Response: In response to the Staff’s comments, we have revised our disclosure on pages 28 and 50 of the Amendment No. 1 to include a pipeline table depicting all material pharmaceutical candidate programs, the specific indications and patient populations being pursued, and the status of development for each product candidate.

9.	We note your disclosure on page 28 that in addition to the current use of SCENESSE® for the treatment for adult EPP patients, you are (1) focused on treating a wider group of EPP patients, most notably adolescent EPP patients, and (2) exploring its use as a drug therapy in other indications such as vitiligo and variegate porphyria. Additionally, we note that you are developing additional pharmaceutical products, such as novel formulations of the melanocortin adrenocorticotropic hormone (“ACTH”) as NEURACTHEL® in multiple dosage forms for patients with neurological, endocrinological, and degenerative disorders. With respect to each of your development stage programs, please:

●	Revise your narrative disclosure to clearly disclose the development status of each program/product candidate (i.e., preclinical or clinical-stage).
●	With respect to each clinical-stage program/product candidate, specifically state the applicable current clinical trial phase. For example only, revise references throughout to your “advanced CUV105 clinical study” of SCENESSE for the treatment of vitiglio to indicate the applicable clinical trial phase.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 28 and 50 of the Amendment No. 1 to clearly disclose the development status of each program/product candidate and specifically state the applicable current clinical trial phase of each clinical-stage program/product candidate.

10.	With respect to each of your development-stage pharmaceutical product candidates, please disclose the location(s) of completed, ongoing, and planned clinical trials. As appropriate, disclose that clinical data generated in a jurisdiction outside of the United States may not be accepted by the FDA or comparable foreign regulatory authorities and if so, may result in the need to conduct additional trials. Additionally, revise to include Risk Factor disclosure to this effect.

Response: In response to the Staff’s comments, we have revised our disclosure on page 11 of the Amendment No. 1 to disclose the location(s) of completed, ongoing, and planned clinical trials of each of our development-stage pharmaceutical product candidates.

11.	We note references here and elsewhere throughout to studies and clinical trials of your product candidates, such as a recently completed pharmacokinetic study in adolescent and adult EPP patients. We also note references on page 46 to “the CUV104 Phase II pilot monotherapy vitiligo study and the CUV803 Phase II stroke study.” In your discussion of the preclinical and clinical development of your currently material programs, please revise your disclosure to specify the following information with respect to the preclinical studies and/or clinical trials that you have conducted, are currently conducting, or plan to conduct:

●	regulatory authorization(s) received or required to be received to conduct the trial, and when such authorization(s) were received or will be sought;
●	trial sponsor(s);
●	dates of the trial and location;
●	trial design;
●	subject/patient information (e.g., number and age of subjects/patients enrolled and treated and the criteria for participation in the study);
●	duration of treatment and dosage information;
●	primary and secondary endpoints, as well as any observed results as they relate to those endpoints; and
●	occurrence of serious adverse events, if applicable; and
●	discussion of results, including whether statistical significance was demonstrated and supporting p-values, as applicable.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 28 and 50 of the Amendment No. 1 to specify the information mentioned with respect to the clinical trials that we have conducted during the past three years, are currently conducting, or plan to conduct of our currently material programs.

12.	You state on pages 24 and 28 that you are “developing and commercializing novel formulations of the melanocortin adrenocorticotropic hormone (“ACTH”) as NEURACTHEL®...” Please remove or revise the present-tense reference to “commercializing,” or otherwise advise. In this regard, we note that it does not appear from your disclosure that you have received any regulatory approval for NEURACTHEL, which will seemingly be required prior to commercialization.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 24 and 28 of the Amendment No. 1 to remove “commercializing.”

13.	We note your disclosures on page 29 and 35 concerning your plans to launch a number of non-pharmaceutical PhotoCosmetics products for the general population based on melanocortin technology, including products to assist DNA repair and melanocytestimulating hormone (“MSH”)-response for assisting risk-free bronzing “in the next few years.” In this regard:

●	Please revise where appropriate to describe the remaining material steps, if any, that must be completed prior to fully launching your CYACÊLLE products, and when you plan for such steps to be completed, or otherwise advise.
●	Briefly describe your various “PhotoCosmetic M-lines,” including the “Preserve” and “Bronze” product ranges referenced on page 46. Describe the material steps you have taken to develop the products in each line, the material steps that remain to be taken in order to commercially launch each line, and when you plan such steps to be completed.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 29 and 46 of the Amendment No. 1 to (i) describe the remaining material steps that must be completed prior to fully launching our CYACÊLLE products, and when we plan for such steps to be completed; and (ii) describe our various “PhotoCosmetic M-lines,” including the “Preserve” and “Bronze” product ranges, the material steps we have taken to develop the products in each line, the material steps that remain to be taken in order to commercially launch each line, and when we plan such steps to be completed.

14.	We note your disclosure on page 45 indicating that EPP is a rare metabolic disorder. To provide insight into the size of the market opportunity, please revise to discuss the estimated size of the EPP patient population worldwide and/or in markets that are material to your business prospects.

Response: In response to the Staff’s comments, we have revised our disclosure on page 45 of the Amendment No. 1 to discuss the estimated size of the EPP patient population worldwide.

Competitive Strengths, page 25

15.	We note your references to Clinuvel’s “rare and defensible advantage in the orphan drug space” and to “orphan drug exclusivity” on page 25. In this regard, please:

●	Disclose whether SCENESSE received Orphan Drug designation for adult patients with EDD, or otherwise advise. If so, disclose when such designation was received, identify the regulator(s) that granted such designation, and briefly describe the significance of having obtained Orphan Drug designation.
●	Disclose the “certain regions” in which orphan drugs exclusivity periods are still active, and state when such exclusivity will lapse. Make conforming revisions to your Risk Factors, as appropriate.

Response: In response to the Staff’s comments, we have revised our disclosure on page 25 of the Amendment No. 1 to (i) disclose when SCENESSE received Orphan Drug designation for adult patients with EPP, identify the regulator(s) that granted such designation, and describe the significance of having obtained Orphan Drug designation; and (ii) disclose the regions in which orphan drugs exclusivity periods are still active and state when such exclusivity will lapse. In addition, we have added a risk factor on page 10 of the Amendment No. 1 to discuss the lapse of our orphan drug designation marketing exclusivity periods.

Growth Strategy

Enhance the Distribution Network and Expand into New Geographic Markets, page 26

16.	Please revise your disclosure on page 27 to indicate when you received approval to commercially distribute SCENESSE in Australia and explain whether you plan to start distribution in Australia in the near term. To the extent that you have had this regulatory approval for an extended period, revise to explain the decision to initiate distribution now. With respect to Australia, Colombia and Argentina, discuss the key steps, if any, that must be completed in each jurisdiction prior to commercialization.

Response: In response to the Staff’s comments, we have revised our disclosure on page 27 of the Amendment No. 1 to indicate that we received approval to commercially distribute SCENESSE in Australia in October 2020 and explain our plan to start distributing SCENESSE in Australia and commercialize SCENESSE in Australia, Colombia and Argentina.

Grow the Research and Development Capacities and Broaden Therapeutic Portfolio, page 27

17.	On pages 27 and 36, you state that Clinuvel “is developing” two melanocortin-based pharmaceutical products: PRÉNUMBRA® (afamelanotide) and NEURACTHEL® (adrenocorticotropic hormone - ACTH). However, this disclosure seems to conflict with your statement on page 28 that in November 2024, you “decided to temporarily suspend further clinical development of PRÉNUMBRA® to focus on the development of afamelanotide for vitiligo and porphyrias, as well as the development of ACTH and PhotoCosmetic product lines.” Please revise throughout wherever appropriate to clarify the current development status of PRÉNUMBRA® or otherwise advise.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 9, 27, 36 and 50 of the Amendment No. 1 to clarify that we are currently only developing one melanocortin-based pharmaceutical product: NEURACTHEL® (adrenocorticotropic hormone - ACTH).

18.	We note your disclosure that in September 2022, Clinuvel submitted a formal application to the EMA to expand the approved EPP indication for SCENESSE® to include adolescent patients aged 12-17 years, but that application was withdrawn “due to the EMA’s opinion on the benefit-risk profile for adolescents.” In this regard, please:

●	Please revise to briefly disclose the nature of the EMA’s “opinion” and describe any material feedback the EMA provided after the initial application was submitted.
●	You state that you are preparing a new submission with additional data, including from a recently completed pharmacokinetic study in adolescent and adult EPP patients. Please revise to disclose when you plan to submit the new application to the EMA.
●	Tell us your consideration of including Risk Factor disclosure concerning the risks associated with drug development in pediatric populations, and/or regulatory disclosure discussing how the pediatric drug approval process differs from the approval process in adult populations.

Response: In response to the Staff’s comments, we have revised our disclosure on page 27 of the Amendment No. 1 to briefly disclose the nature of the EMA’s opinion, describe the material feedback the EMA provided after the initial application was submitted and disclose when we plan to submit the new application to the EMA. In addition, we have revised our disclosure on page 6 of the Amendment No. 1 to include risk factor disclosure concerning the risks associated with drug development in pediatric populations and regulatory disclosure discussing how the pediatric drug approval process differs from the approval process in adult populations.

19.	You state on page 27 that “further platform products – liquid injectable controlled-release doses for melanocortin delivery – developed in CLINUVEL’s RD&I Centre in Singapore, have recently been announced.” Please revise to disclose the development status of these announced platform product candidates (i.e., preclinical or clinical), and describe your near- and longer-term development plans for such candidates.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 27 and 36 of the Amendment No. 1 to disclose the development status of the announced platform product candidates and describe our near- and longer-term development plans for such candidates.

NEURACTHEL®, page 28

20.	Please revise to expand your statement that you are “preparing regulatory submissions to the U.S. FDA and other regulatory agencies.” Explain the type(s) of submission to which you refer, and explain when you plan to make such submissions.

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 of the Amendment No. 1 to explain the type of our submission and when we plan to make such a submission.

Manufacturing and Logistics, page 32

21.	Please revise to discuss the availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4 of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 32 of the Amendment No. 1 to discuss the availability of raw materials, including a description of whether prices of principal raw materials are volatile.

Intellectual Property

Patents, page 39

22.	Please revise your intellectual property disclosure to disclose for each material patent and/or patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process) and whether the patents are owned or licensed. For instance, it should be clear when patent protections covering Scenesse will expire in the US and Europe.

Response: In response to the Staff’s comments, we have revised our disclosure on page 39 of the Amendment No. 1 to (i) disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate; and (ii) describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process) and whether the patents are owned or licensed.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Revenue, page 45

23.	We note your disclosure on page F-8 that revenue is reduced for variable consideration when control of the product transfers. Please revise to disclose the types and amounts of variable consideration and the significant judgments and estimates involved in its measurement.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-8 of the Amendment No. 1 to disclose that the variable revenue pertains to adjustments made to the transaction for any sales rebates or regional, center or medical reimbursement scheme rebates that may apply to the sale which are recorded as a reduction of revenue when control of the product transfers. Estimates for these adjustments are based on historical experience and other relevant factors and are updated at each reporting period.

Research and Development, page 46

24.	Please tell us whether you track your research and development costs by program area. If so, revise to provide disaggregate disclosure of your research and development expenses by program for each period presented. If not, revise to state that fact and disclose other quantitative and qualitative disclosure that provides transparency as to the types of costs incurred (i.e. preclinical and clinical and by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response: In response to the Staff’s comments, we have revised our disclosure on page 46 of the Amendment No. 1 to provide a breakdown of our total research and development expense.

C. Research and Development, Patents and Licenses, page 50

25.	Please revise your disclosure for each of your pipeline candidates to discuss each program’s current phase of development, any prior material preclinical or clinical studies and results, and any regulatory submissions made to date.

Response: In response to the Staff’s comments, we have revised our disclosure on page 50 of the Amendment No. 1 to discuss each program’s current phase of development, any prior material preclinical or clinical studies and results, and any regulatory submissions made to date.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (917) 512-0827.

Very truly yours,

/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC